November 26, 2024

Zonghan Wu
Chief Executive Officer
Rocky Mountains Group Ltd
E 242 Bucklands Beach Road, Bucklands Beach
Auckland 2012, New Zealand

       Re: Rocky Mountains Group Ltd
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 4, 2024
           File No. 333-281852
Dear Zonghan Wu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Financial Statements, page F1

1. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.
General

2.     We note your disclosure on page 26. We further note Media Release
(21-103MR)
       of the Australian Securities & Investments Commission, dated May 18, 2021 located at the following link: 21-103MR Former CFO sentenced for market manipulation and
       fraud offences | ASIC
(https://asic.gov.au/about-asic/news-centre/find-a-media-

release
/2021-releases/21-103mr-former-cfo-sentenced-for-market-manipulation-and-
       fraud-offences/). Please tell us whether Mr. Zonghan Wu, your chief executive officer, is the subject of such Media Release. If so, please provide the disclosure
 November 26, 2024
Page 2

       required by Item 401(f) of Regulation S-K, revise page 26 accordingly, and include appropriate risk factor disclosure.
       Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Mont Tanner